                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (AMENDMENT NO. 7 )*

                                Ceres Group, Inc.
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                                (Name of Issuer)

                             Shares of Common Stock
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                         (Title of Class of Securities)

                                   156772-10-5
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                                 (CUSIP Number)

     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                      Cleveland, Ohio 44114, 216-736-7204
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 16, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13(d)-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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

                                                  SCHEDULE 13D
CUSIP NO. 156772-10-5                                                                           PAGE 2 OF 5 PAGES
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           TURKEY VULTURE FUND XIII, LTD.
------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a)  [X]

                                                                                                         (b)  [ ]
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3          SEC USE ONLY

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4          SOURCE OF FUNDS

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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                                                              [ ]

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           OHIO
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              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           1,444,446(1)
                                          ------------------------------------------------------------------------
            BENEFICIALLY
                                          8     SHARED VOTING POWER
              OWNED BY
                                          ------------------------------------------------------------------------
                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                         1,444,446(1)
                                          ------------------------------------------------------------------------
               PERSON                     10    SHARED DISPOSITIVE POWER

                WITH
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,444,446(1)
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN


SHARES*                                                                                                     [X](2)
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.1%(2)
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   14      TYPE OF REPORTING PERSON*

           O
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

1 Assumes the exercise of warrants to purchase 366,236 shares of common stock at $5.41 per share ("Equity Warrants") and warrants to purchase 300,000 shares of common stock at $6.00 per share ("Guarantee Warrants").

2    See Item 5 herein.


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CUSIP No. 156772-10-5

         This Amendment No. 7 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), of which Richard M. Osborne is the sole Manager, for the purpose of reporting
(1) the sale of 207,723 shares of common stock, $0.001 par value per share ("Shares"), of Ceres Group, Inc., a Delaware corporation ("Ceres"); and (2) an adjustment in the number of Shares issuable upon the exercise of the Equity Warrants held by the Fund. Capitalized terms used in this Amendment No. 7 and not defined have the meanings ascribed to them in prior Schedule 13D Statements filed by the Fund with respect to Ceres.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of Schedule 13D is hereby amended and supplemented as follows:

         (a) According to the most recently available filing with the Securities and Exchange Commission by Ceres, there are 17,249,294 Shares outstanding. If the Equity Warrants and the Guarantee Warrants owned by the Fund and Mr. Osborne were fully exercised, there would be 17,915,530 Shares outstanding (the "Outstanding Shares").

         The Fund beneficially owns 1,444,446 Shares, assuming full exercise of the Equity Warrants and the Guarantee Warrants owned by the Fund and Mr. Osborne, or approximately 8.1% of the Outstanding Shares. As sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own all the Shares owned by the Fund.

         Because of the Voting Agreement and Stockholders Agreement (as described in Items 4, 5 and 6 of Amendment No. 5), the Fund and the other parties to the agreements may be deemed to be a group within the meaning of
Section 13(d)(3) of the Exchange Act. If such parties are deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act, the Fund may be deemed to beneficially own 18,512,765(1) Shares, or approximately 81.8% of the Shares that would be outstanding if each party had exercised their respective outstanding rights to purchase Shares. The Fund disclaims beneficial ownership of the Shares held by the other parties.

         (b) Except as set forth in the Voting Agreement and the Stockholders Agreement, Mr. Osborne, as sole Manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Fund.

         (c) Since the filing of Amendment No. 6, the Shares issuable upon the exercise of all of Ceres' Equity Warrants and the exercise price of the Equity Warrants were adjusted pursuant to Section 6.1(d) of the Equity Warrants. These adjustments were made by Ceres in connection with the private placement offerings relating to its acquisition of the Pyramid Life Insurance Company in July 2000. The Shares issuable upon the exercise of the Equity Warrants owned by the Fund an Mr. Osborne increased from 360,455 to 366,236 and the exercise price was reduced from $5.50 per share to $5.41 per share.

         (1) Based in part on information provided in the most recent Schedule 13D Statement filed by Peter W. Nauert with respect to Ceres, the total number of Shares includes (i) 778,210 Shares, 366,236 Equity Warrants and 300,000 Guarantee Warrants owned by the Fund and Mr. Osborne; and (ii) 12,358,312 Shares, 3,291,507 Equity Warrants, 600,000 Guarantee Warrants and non-qualified options to purchase 815,000 Shares owned by the other parties.

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CUSIP No. 156772-10-5

         During the past sixty days, the Fund sold 84,500 Shares in open market transactions as follows:

                Number of Shares      Date          Price Per Share
                ----------------      ----          ---------------

                     32,500         1/23/01              $6.75
                      5,500         1/23/01              $6.88
                      3,000         1/24/01              $6.75
                     30,000         2/16/01              $6.50
                     10,000         2/22/01              $6.56
                      3,500         2/26/01              $6.75


         (d)      Not Applicable.

         (e)      Not Applicable.






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CUSIP No. 156772-10-5


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 6, 2001                          TURKEY VULTURE FUND XIII, LTD.



                                              By:  /s/ Richard M. Osborne
                                                   -----------------------------
                                                   Richard M. Osborne, Manager




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